Filed Pursuant to Rule 433
Registration No. 333-157170
April 15, 2010

PRICING TERM SHEET

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated April 15, 2010.  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	The Ryland Group, Inc.
Security:	6.625% Senior Notes due 2020
Size:	$300,000,000
Net Proceeds to Issuer (after underwriting discount):	$296,562,000
Maturity Date:	May 1, 2020
Coupon:	6.625%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2010
Price to Public:	100%
Yield to Maturity:	6.625%
Spread to Benchmark Treasury:	+279 basis points
Benchmark Treasury:	UST 3.625% due February 15, 2020
Make-whole Call:	At any time at a discount rate of T+50 basis points
Trade Date:	April 15, 2010
Settlement Date:	T+10; April 29, 2010
CUSIP/ISIN:	783764AP8/US783764AP81
Denominations:	2,000 x 1,000
Ratings:	Ba3/BB-
Sole Bookrunning Manager:	J.P. Morgan Securities Inc.
Co-Manager:	Banc of America Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.